SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ______________
                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

       THIS SCHEDULE TO IS AN EXACT DUPLICATE OF FILE #005-79126 FILED ON
            OCTOBER 9, 2003 THAT IS TRANSFERRED AND CONTINUED HERETO

                                 ______________
                            TELE CENTRO OESTE CELULAR
                               PARTICIPACOES S.A.
                            (Name of Subject Company)

                                 ______________
                                 TELESP CELULAR
                               PARTICIPACOES S.A.
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                        Common Shares, without Par Value

                         (Title of Class of Securities)

                      (CUSIP Number of Class of Securities)

                                 ______________
                                Andrew B. Janszky
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)
                                 ______________

                  This Amendment amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed by Telesp Celular Participacoes S.A., a Brazilian corporation ("Purchaser"), on October 9, 2003, relating to the offer by Purchaser to purchase any and all outstanding Common Shares, without par value (the "Shares"), of Tele Centro Oeste Celular Participacoes S.A., a Brazilian corporation (the "Company"), at a purchase price of R$16.58 per 1,000 Shares, net to the seller in cash, subject to a final adjustment based upon the terms set forth in the Offer to Purchase dated October 9, 2003 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit
(a)(1) to the Schedule TO.

Item 1.           Summary Term Sheet.

         Item 1 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended to restate the third question and answer under "Summary Term Sheet" in the Offer to Purchase as follows:

           HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

           o We are offering to pay R$16.58 per 1,000 Common Shares, before the stock exchange fee described herein and any applicable brokerage fees or commissions, subject to applicable withholding taxes and to an adjustment based upon changes to the US$/R$ exchange rate and to interest rates, upon the terms contained in this Offer to Purchase. The purchase price will be equal to 80% of the price paid per Common Share to the previous controlling shareholders of the Company. See Section 10. If you own your Common Shares through a broker or other nominee and your broker tenders your Common Shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction," Section 1 and Section 5.

Item 4.           Terms of the Transaction.

         Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended by adding the following sentence to the end of the first sentence in the fourth full paragraph under "Terms of the Offer; Expiration Date." in the Offer to Purchase:

         "In addition, Purchaser may be required to extend the Offer in the event of material changes other than those identified in Rule 14e-1(b) under the Exchange Act."

  Item 10.        Financial Statements.

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2003

                                        TELESP CELULAR PARTICIPACOES S.A.


                                        By:  /s/ Francisco Jose Azevedo Padinha
                                           ------------------------------------
                                           Name: Francisco Jose Azevedo Padinha
                                           Title: Chief Executive Officer


                                        By:  /s/ Fernando Abella Garcia
                                           -------------------------------
                                           Name: Fernando Abella Garcia
                                           Title: Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit
No.

(a)(1)  Offer to Purchase dated October 9, 2003.

(g)     None.

(h)     None.

                           Offer to Purchase for Cash
                      Any and All Outstanding Common Shares
                                       of
                                TELE CENTRO OESTE
                           CELULAR PARTICIPACOES S.A.
                                       at
                        R$16.58 PER 1,000 COMMON SHARES,
                (subject to final adjustment as described herein)
                                       by
                                 TELESP CELULAR
                               PARTICIPACOES S.A.

--------------------------------------------------------------------------------
  THE OFFER WILL EXPIRE AT 3:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 11, 2003,
              AND WITHDRAWAL RIGHTS WILL EXPIRE AT 1:00 P.M., NEW
       YORK CITY TIME, ON NOVEMBER 18, 2003, UNLESS THE OFFER IS EXTENDED
--------------------------------------------------------------------------------

     TELESP CELULAR PARTICIPACOES S.A., A CORPORATION INCORPORATED UNDER THE LAWS OF THE FEDERATIVE REPUBLIC OF BRAZIL ("TCP" OR "PURCHASER"), INVITES THE SHAREHOLDERS OF TELE CENTRO OESTE CELULAR PARTICIPACOES S.A. ("TCO") TO TENDER THEIR COMMON SHARES, WITHOUT PAR VALUE (THE "COMMON SHARES"), AT A PRICE, NET TO THE SELLER IN CASH, OF R$16.58 PER 1,000 COMMON SHARES, BEFORE APPLICABLE STOCK EXCHANGE OR BROKERAGE FEES OR COMMISSIONS AND APPLICABLE WITHHOLDING TAXES, AND SUBJECT TO A FINAL ADJUSTMENT BASED UPON CHANGES TO THE US$/R$ EXCHANGE RATE AND INTEREST RATES, UPON THE TERMS CONTAINED IN THIS OFFER TO PURCHASE (WHICH, TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS HERETO, COLLECTIVELY CONSTITUTE THE "OFFER" ).

     THIS OFFER DOES NOT EXTEND TO THE PREFERRED SHARES OF TCO. THIS OFFER IS BEING MADE PURSUANT TO BRAZILIAN LAW, UNDER WHICH AN ACQUIROR IS REQUIRED TO MAKE AN OFFER TO PURCHASE ALL REMAINING VOTING SHARES OUTSTANDING FOLLOWING AN ACQUISITION OF CONTROL OF A COMPANY.

     ALL COMMON SHARES VALIDLY TENDERED PRIOR TO THE EXPIRATION OF THE OFFER AT 3:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 11, 2003 AND NOT WITHDRAWN PRIOR TO 1:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 18, 2003, SHALL BE PURCHASED BY PURCHASER IN ACCORDANCE WITH THE PROCEDURES DESCRIBED HEREIN.

     SHAREHOLDERS MUST MAKE THEIR OWN DECISIONS AS TO WHETHER TO TENDER COMMON SHARES AND, IF SO, HOW MANY COMMON SHARES TO TENDER. NEITHER PURCHASER NOR THE EXECUTIVE OFFICERS OR BOARD OF DIRECTORS OF TCO MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER YOUR COMMON SHARES. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, CONTACT YOUR BROKER, LAWYER, ACCOUNTANT OR OTHER PROFESSIONAL ADVISOR WITHOUT DELAY.

     THIS OFFER DOCUMENT PERTAINS SOLELY TO HOLDERS OF COMMON SHARES WHO ARE RESIDENTS OF THE UNITED STATES OF AMERICA. A SIMILAR, SEPARATE OFFER IN PORTUGUESE IS BEING MADE SIMULTANEOUSLY TO HOLDERS OF COMMON SHARES WHO ARE NOT RESIDENTS OF THE UNITED STATES.

                                ________________
                                    IMPORTANT

     Any shareholder who wishes to tender all or any portion of its Common Shares in response to the Offer must instruct its representative in Brazil (for the purposes of Resolution CMN n. 2,689) or, in the absence of such a representative, its broker or custodian, to carry out such transaction by 3:00 p.m., New York City time, on November 11, 2003.

     Questions or requests for assistance may be directed to the contact persons set forth on the back cover of this Offer to Purchase at their respective addresses. Additional copies of this Offer to Purchase may also be obtained from such contact persons.

     Shareholders and their brokers/custodians will not be able to tender Common Shares in the Offer by means of guaranteed delivery procedures.

October 9, 2003

                                TABLE OF CONTENTS

                                                                           Page

SUMMARY TERM SHEET............................................................i

INTRODUCTION..................................................................1

1.       Terms of the Offer; Expiration Date..................................1

2.       Acceptance for Payment and Payment for Common Shares.................2

3.       Procedures for Accepting the Offer and Tendering Common Shares.......3

4.       Withdrawal Rights....................................................4

5.       Certain United States Federal Income Tax Consequences................4

6.       Certain Information About the Common Shares..........................6

7.       Certain Information Concerning the Company...........................7

8. Certain Information Concerning Purchaser, Brasilcel, Portelcom, Telefonica Moviles, Telefonica, PT
         Moveis and Portugal Telecom..........................................8

9.       Financing of the Offer..............................................10

10.      Background and Purpose of the Offer.................................10

11.      Purpose of the Offer; Plans for the Company After the Offer
         and the Merger......................................................12

12.      Interests of Directors and Executive Officers; Transactions and
         Arrangements Concerning Common Shares...............................13

13.      Source and Amount of Funds..........................................13

14.      No Conditions to the Offer..........................................13

15.      Certain Legal Matters and Regulatory Approvals......................13

16.      Fees and Expenses...................................................14

17.      Miscellaneous.......................................................15



SCHEDULES

         Schedule I.   Directors and Executive Officers of Purchaser, Telefonica
                        and Portugal Telecom

                               SUMMARY TERM SHEET

     This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you. To better understand our Offer to you and for a complete description of the legal terms of the Offer, you should read this entire Offer to Purchase carefully. Questions or requests for assistance may be directed to the persons set forth on the back cover of this Offer to Purchase at their respective addresses.

WHO IS OFFERING TO BUY MY SECURITIES?

o We are Telesp Celular Participacoes S.A., a corporation incorporated under the laws of the Federative Republic of Brazil, referred to in this Offer to Purchase as "TCP" or "Purchaser". We are a holding company engaged, primarily through our subsidiaries, Telesp Celular, Global Telecom and TCO, in cellular telecommunications businesses in Brazil.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THIS OFFER?

o We are offering to purchase any and all of the issued and outstanding common shares, without par value (the "Common Shares"), of Tele Centro Oeste Celular Participacoes S.A., referred to in this Offer to Purchase as "TCO" or the "Company", that are not already owned by us. See the "Introduction" and Section 1.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

o We are offering to pay R$16.58 per 1,000 Common Shares, before the stock exchange fee described herein and any applicable brokerage fees or commissions, subject to applicable withholding taxes and to an adjustment based upon changes to the US$/R$ exchange rate and to interest rates, upon the terms contained in this Offer to Purchase. See Section 10. If you own your Common Shares through a broker or other nominee and your broker tenders your Common Shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction," Section 1 and Section 5.

ARE THERE ANY CONDITIONS OF THE OFFER?

o No. All Common Shares validly tendered prior to the expiration of the Offer at 3:00 p.m., New York City time on November 11, 2003 and not withdrawn prior to 1:00 p.m., New York City time, on November 18, 2003, shall be purchased by Purchaser.

WHY ARE YOU MAKING THE OFFER?

o Under Brazilian law, a company acquiring control of a listed company is required to offer to purchase all of the remaining outstanding voting shares of the acquired company for at least 80% of the purchase price paid to the previous controlling shareholders. We acquired control of TCO on April 25, 2003.

WHERE ARE YOU MAKING THE OFFER?

o This offer document pertains solely to holders of Common Shares who are residents of the United States of America. A similar separate offer in Portuguese is being made simultaneously to holders of Common Shares who are not residents of the United States.

DO YOU HAVE FINANCIAL RESOURCES TO MAKE PAYMENT?

o Yes. We have the funds necessary to purchase all of the Common Shares. Our obligation to purchase Common Shares in the Offer is not conditioned upon our receipt of financing. See Section 9.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

o Because the form of payment consists solely of cash, all of the funding that will be needed has already been arranged, and our payment obligation under the Offer will benefit from guarantees from BES Investimento do Brasil S.A. - Banco de Investimento as to 85% of the purchase price and from Banco Bradesco S.A. as to 15% of the purchase price, we do not think the financial condition of TCP is relevant to your decision to tender in the Offer. The guarantees are required under Brazilian regulations.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

o You will have at least until 3:00 p.m, New York City time, on November 11, 2003, to decide whether to tender your Common Shares in the Offer.

HOW DO I TENDER MY COMMON SHARES?

o If you wish to tender all or any portion of your Common Shares in response to the Offer, you must instruct your representative in Brazil (for the purposes of Resolution CMN n. 2,689), or your broker or custodian in the absence of such a representative, to carry out the transaction, by 3:00 p.m., New York City time, on November 11, 2003.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED COMMON SHARES?

o You may withdraw your previously tendered Common Shares any time prior to 1:00 p.m., New York City time, on November 18, 2003. See Sections 2 and 4.

HOW DO I WITHDRAW PREVIOUSLY TENDERED COMMON SHARES?

o For a withdrawal to be effective, you must have communicated your withdrawal instructions to your representative or the broker/custodian in Brazil through which you tendered your Common Shares in sufficient time prior to 1:00 p.m., New York City time, on November 18, 2003 to allow such representative or broker/custodian to act upon such instructions. See
     Section 4.

WHAT DOES TCO'S BOARD OF DIRECTORS THINK OF THE OFFER?

o Neither we nor the executive officers or board of directors of TCO make any recommendation to you as to whether to tender your Common Shares in the Offer. As noted above, the Offer is being made due to requirements under Brazilian law.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE COMMON SHARES ARE NOT TENDERED?

o We have announced our intention, after completion of the Offer, to effect a merger of shares (incorporacao de acoes) of TCO with TCP. If the merger of shares occurs, TCO will become a wholly owned subsidiary of TCP, and each issued and then outstanding Common Share (other than any Common Shares held in the treasury of TCO, which we expect to cancel before the merger of shares, any Common Shares owned by TCP and any Common Shares held by shareholders seeking appraisal for their Common Shares) shall be exchanged automatically into common shares of TCP. We have announced an exchange ratio of 1.27 common shares of TCP for each Common Share. See the "Introduction."

WILL TCO CONTINUE AS A PUBLIC COMPANY?

o The Common Shares not tendered in the Offer and the preferred shares of the Company will continue to be outstanding and will continue to be traded in Brazil, and the ADS's representing preferred shares of the Company will continue to be outstanding and will continue to be traded on the New York Stock Exchange unless and until the merger of shares referred to in the response to the previous question occurs.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY COMMON SHARES?

o If you decide not to tender your Common Shares in the Offer, you will continue to hold the Common Shares. The liquidity of your Common Shares will be reduced depending upon the number of Common Shares tendered in response to the Offer. See the "Introduction."

WITH WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

o You may contact the following persons for information regarding this Offer to Purchase:

         TELESP CELULAR PARTICIPACOES S.A.
         Av. Roque Petroni Jr., 1464, Sao Paulo, SP
         Attention:   Fernando Abella Garcia or Fabiola Michalski
         Telephone: (55) 11 5105-1352

To the Holders of Common Stock of
Tele Centro Oeste Celular Participacoes S.A.:

                                  INTRODUCTION

                  Telesp Celular Participacoes S.A., a corporation incorporated under the laws of the Federative Republic of Brazil, ("Purchaser") hereby offers to purchase any and all common shares, without par value (the "Common Shares"), of Tele Centro Oeste Celular Participacoes S.A., a corporation incorporated under the laws of the Federative Republic of Brazil ("TCO" or the "Company"), that are issued and outstanding for R$16.58 per 1,000 Common Shares, before the stock exchange fee described in the following paragraph and any applicable brokerage fees or commissions, without interest, upon the terms set forth in this Offer to Purchase (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). This offer document pertains solely to holders of Common Shares who are residents of the United States of America. A similar, separate offer in Portuguese is being made simultaneously to holders of Common Shares who are not residents of the United States. The purchase price per 1,000 Common Shares is subject to applicable withholding taxes and adjustment on the date of the auction process described in
Section 2 to reflect changes in the R$/US$ exchange rate and certain interest rates during the period between September 23, 2003 and the date of the auction. See Sections 2 and 10. For additional information concerning Purchaser, see
Section 8.

                  Each shareholder that tenders Common Shares in the Offer must pay a fee to the Bolsa de Valores de Sao Paulo - BOVESPA, the Brazilian Stock Exchange, in a percentage equal to 0.035% of the purchase price received by such shareholder. If you own your Common Shares through a broker or other nominee and your broker tenders your Common Shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any charges or commissions will apply. See Section 5.

                  ALL COMMON SHARES VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER WILL BE PURCHASED BY PURCHASER.

                  The Company has advised Purchaser that as of September 30, 2003, 126,433,338,109 Common Shares were issued and outstanding (including 5,791,393,886 Common Shares held in treasury), of which all of the 43,385,533,827 issued and outstanding Common Shares not already owned by Purchaser or the Company are the subject of the Offer.

                  No appraisal rights are available in connection with the Offer. See Section 11.

                  THIS OFFER TO PURCHASE CONTAINS IMPORTANT INFORMATION THAT YOU SHOULD READ BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

1.       Terms of the Offer; Expiration Date.

                  Upon the terms of the Offer, Purchaser will accept for payment and pay for all Common Shares validly tendered (and not withdrawn in accordance with the procedures set forth in Section 4) on or prior to the Expiration Date. "Expiration Date" means 3:00 p.m., New York City time, on November 11, 2003.

                  This is an unconditional offer to purchase Common Shares. All Common Shares validly tendered prior to the expiration of the Offer and not validly withdrawn prior to 1:00 p.m., New York City time, on November 18, 2003, shall be purchased by Purchaser. Purchaser shall pay for all Common

Shares validly tendered and not withdrawn on the third Brazilian business day following the auction described in Section 2. Notwithstanding the immediately preceding sentence and subject to the applicable rules of the United States Securities and Exchange Commission (the "Commission") and the terms of the Offer, Purchaser also expressly reserves the right to delay payment for Common Shares in order to comply in whole or in part with applicable laws by giving oral or written notice of such delay, termination, waiver or amendment and by making a public announcement thereof. Any such delay shall be effected in compliance with Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires Purchaser to pay the consideration offered or to return Common Shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

                  Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rule 14e-1 under the Exchange Act) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service or the Public Relations Newswire.

                  If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, Purchaser will extend the Offer to the extent required by Rule 14e-1 under the Exchange Act. If, prior to the Expiration Date, Purchaser should decide to increase the consideration being offered in the Offer, such increase in the consideration being offered will be applicable to all shareholders whose Common Shares are accepted for payment pursuant to the Offer and, if at the time notice of any such increase in the consideration being offered is first published, sent or given to holders of such Common Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business day period. Purchaser does not expect to increase the Offer price at the auction described in Section 2.

                  For purposes of this section, a "business day" means any day on which the principal offices of the Commission in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

                  The Company has provided Purchaser with the Company's shareholder list and security position listings, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of the Company, for the purpose of disseminating the Offer to holders of Common Shares. This Offer to Purchase will be mailed by Purchaser to record holders of Common Shares who are residents of the United States and whose names appear on the Company's shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Common Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

2.       Acceptance for Payment and Payment for Common Shares.

                  Common Shares tendered in the Offer will be subject to an auction procedure on BOVESPA. This auction is scheduled to occur on the fifth Brazilian business day following the Expiration Date. Brokers must present sales orders on behalf of tendering shareholders by 9:00 a.m., New York City time, on the auction date. At the beginning of the auction on the auction date, a representative of BOVESPA will request confirmation of sale orders from brokers tendering Common Shares on behalf of tendering shareholders. Upon such confirmation, sale orders for tendered Common Shares that have not been reduced or cancelled prior thereto will be deemed accepted, and tendered Common Shares cannot be withdrawn. All Common Shares tendered and accepted according to the auction procedures will be acquired by Purchaser through BES Investimento do Brasil S.A.- Banco de Investimento and Banco Bradesco S.A., acting as agents of Purchaser. In the event that a competing higher offer is made to purchase Common Shares and is registered with the Comissao de Valores Mobiliarios, or Brazilian Securities Commission ("CVM"), the competing purchaser will be permitted to acquire all or a portion of the total Common Shares tendered.

                  Purchaser will pay for all Common Shares validly tendered and not properly withdrawn on the third Brazilian business day following the auction, in accordance with the rules established by BOVESPA's clearing house. Notwithstanding the immediately preceding sentence and subject to applicable rules and regulations of the Commission, Purchaser expressly reserves the right to delay payment for Common Shares in order to comply in whole or in part with applicable laws. See Sections 1 and 15. Purchaser will retain the Common Shares it purchases in the auction.

                  Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Common Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Common Shares validly tendered and accepted for payment pursuant to the Offer.

3.       Procedures for Accepting the Offer and Tendering Common Shares.

                  Any shareholder who wishes to tender all or any portion of such shareholder's Common Shares in response to the Offer must instruct its representative in Brazil (for the purposes of Resolution CMN n. 2,689) or its broker/custodian if there is no such representative, to carry out such transaction by 3:00 p.m., New York City time, on November 11, 2003.

                  Shareholders who are not tendering through a representative in Brazil (for the purposes of Resolution CMN n. 2,689) must present an identity card, taxpayer registry card and proof of residence to the broker or custodian through which they tender their Common Shares. Representatives of legal entities and those acting as attorneys-in-fact must present the relevant authorizing documentation, including corporate documents and documents empowering them to act on behalf of the entity or grantor.

                  Questions or requests for assistance may be directed to the contact persons set forth on the back cover of this Offer to Purchase at their respective addresses. Additional copies of this Offer to Purchase may also be obtained from such contact persons.

                  Shareholders and their representatives (for the purposes of Resolution CMN n. 2,689), or, in the absence of such representatives, brokers and custodians, will not be able to tender Common Shares in the Offer by means of guaranteed delivery procedures.

                  All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Common Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Common Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Common Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. Neither Purchaser nor any of its affiliates or assigns or other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms of the Offer will be final and binding.

                  A tender of Common Shares pursuant to any of the procedures described above will constitute the tendering shareholder's acceptance of the terms of the Offer, as well as the tendering shareholder's representation and warranty to Purchaser that (i) such shareholder has the full power and authority to tender, sell, assign and transfer the tendered Common Shares (and any and all other Common Shares or other securities issued or issuable in respect of such Common Shares), and (ii) when the same are accepted for payment by Purchaser, Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

                  The acceptance for payment by Purchaser of Common Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms of the Offer.

4.       Withdrawal Rights.

                  Tenders of Common Shares made pursuant to the Offer are irrevocable except that such Common Shares may be withdrawn at any time prior to 1:00 p.m., New York City time, on November 18, 2003. If Purchaser extends the Offer, is delayed in its acceptance for payment of Common Shares or is unable to accept Common Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, tendered Common Shares may be retained and such Common Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 4, subject to Rule 14e-1(c) under the Exchange Act. Any such delay will be by an extension of the Offer to the extent required by law. See Section 1.

                  All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser or any of its respective successors or assigns or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

                  Withdrawals of Common Shares may not be rescinded. Any Common Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Common Shares may be re-tendered at any time prior to the Expiration Date by following the procedures described in Section 3.

5.       Certain United States Federal Income Tax Consequences.

                  The following is a summary of the principal United States federal income tax consequences to you of the sale of Common Shares pursuant to the Offer if you are a U.S. Holder. You are a "U.S. Holder" if you are a beneficial owner of Common Shares that is, for United States federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States (or any political subdivision thereof), or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. This summary does not apply to you if you do not hold Common Shares as capital assets, and may not apply to you if you received the Common Shares pursuant to the exercise of employee stock options or otherwise as compensation, or if you are subject to special treatment under United States federal income tax law (for example, if you have a functional currency other than the United States dollar, you hold

Common Shares as part of a straddle, hedging, conversion or integrated transaction, or you own (directly, indirectly or by attribution) 10% or more of the total combined voting power of all classes of the Company's voting stock).

This summary is included for general information purposes only and is based upon United States federal income tax laws in effect as of the date hereof (which laws are subject to change, possibly on a retroactive basis). This summary does not address state, local or foreign tax laws, or any aspect of United States federal taxation other than income taxation. Because individual circumstances may differ, you should consult your own tax advisor to determine the applicability of the rules discussed herein to you, and the particular tax effects of the Offer, including the application and effect of United States federal, state, local and foreign tax laws.

                  Your sale of Common Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. Subject to the PFIC rules discussed below, you generally will recognize gain or loss equal to the difference (if any) between your adjusted tax basis in the Common Shares sold pursuant to the Offer (which generally will equal the United States dollar cost of such Common Shares) and the United States dollar value (at the spot rate) of the Brazilian Real received therefor. Gain or loss must be determined separately for each block of Common Shares (i.e., Common Shares acquired at the same cost in a single transaction) sold pursuant to the Offer. Such gain or loss will be capital gain or loss (and generally will be treated as United States-source income for United States foreign tax credit purposes), and will be long-term capital gain or loss if your holding period for the Common Shares at the time of the sale exceeds 12 months. Certain non-corporate U.S. Holders (including individuals) are eligible for preferential rates of United States federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to certain limitations. You should consult your own tax advisors in this regard.

                  The consequences to you of selling Common Shares pursuant to the Offer may differ from those described above if the Company were treated as a passive foreign investment company ("PFIC") for United States federal income tax purposes for any period during which you held the Common Shares sold pursuant to the Offer. If the Company were treated as a PFIC for any such period, you may be subject to greater United States federal income tax liability and special reporting requirements in respect of the sale (depending on whether you have made or will make certain elections available to certain holders of shares in a
PFIC). The Company would be classified as a PFIC for any taxable year in which (taking into account the income and assets of certain subsidiaries) either (i) at least 75% of its gross income is "passive income" or (ii) at least 50% of the gross value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes, among other items, dividends, interest, rents, royalties and gains from the disposition of passive assets. The Company believes that it is not currently, and has not been, a PFIC. However, because PFIC status is determined on an annual basis, there can be no assurance that the Company will not be considered a PFIC for its current taxable year. Moreover, the Company will not obtain an opinion of counsel, and no ruling will be sought from the IRS, regarding whether the Company is or has been classified as a PFIC. You should consult your own tax advisor regarding the consequences to you if the Company were treated as a PFIC during your holding period for the Common Shares, as well as the availability and effect of certain elections with respect to shares in a PFIC.

                  Payments in connection with the Offer may be subject to information reporting requirements if you are not a corporation. To avoid the imposition of backup withholding tax (currently at a 28% rate), you should complete an IRS Form W-9 (which can be obtained at the website of the IRS at www.irs.gov) and either (i) provide your correct taxpayer identification number ("TIN"), which is your social security number if you are an individual, and certain other information, or (ii) establish a basis for exemption from backup withholding. Certain holders (including corporations) are exempt from these backup withholding and information reporting requirements, but may be required to establish their entitlement to exemption. If backup withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is provided to the IRS. You should consult your own tax advisor regarding the availability of an exemption from backup withholding and the procedure for obtaining such exemption.

6.       Certain Information About the Common Shares.

                  The Common Shares are not publicly listed or traded in the United States. The Common Shares are listed on BOVESPA under the ticker symbol "TCOC3." As of September 30, 2003, there were 126,433,338,109 Common Shares issued and outstanding (including 5,791,393,886 Common Shares held in treasury), of which 43,385,533,827, or 34.3%, were not held by Purchaser. The following table sets forth, for the calendar quarters indicated, the range of the high and low sales prices for each lot of 1,000 Common Shares since the first quarter of 2001.

                                                             High        Low
                                                             ----        ---
2001

  1st Quarter...........................................    R$9.48      R$7.00
  2nd Quarter...........................................    R$8.85      R$7.00
  3rd Quarter...........................................    R$8.20      R$5.00
  4th Quarter...........................................    R$9.00      R$6.06
2002

  1st Quarter...........................................    R$8.30      R$7.00
  2nd Quarter...........................................    R$9.00      R$7.80
  3rd Quarter...........................................    R$9.01      R$7.00
  4th Quarter...........................................    R$10.00     R$7.00
2003

  1st Quarter...........................................    R$13.85     R$9.21
  2nd Quarter...........................................    R$14.99     R$13.02
  3rd Quarter...........................................    R$16.14     R$13.55

7.       Certain Information Concerning the Company.

                  Except as otherwise set forth in this Offer to Purchase, all of the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Purchaser does not assume any responsibility for the accuracy or completeness of the information concerning the Company furnished by the Company or contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser.

                  General. The exact name of the Company, as specified in its charter, is Tele Centro Oeste Celular Participacoes S.A. (Tele Centro Oeste Cellular Holding Company). The Company is incorporated under the laws of the Federative Republic of Brazil. Its headquarters are located at SCS, Quadra 2, Bloco C, 226, Edf. Telebrasilia Celular, 7(degree) andar, 70.319-900 Brasilia, DF, Brazil, and its telephone number is (55) 61-3962-7001.

                  TCO and its subsidiaries provide cellular telecommunications services in Region II (former A band Area 7) of the Terms of Authorization of the Personal Communication Services (Servico Movel Pessoal, or SMP) regime in the Federal District of Brazil and the Brazilian states of Goias, Mato Grosso do Sul, Mato Grosso, Rondonia, Acre and Tocantins. TCO's subsidiary, Norte Brasil Telecom S.A., provides cellular telecommunications service in Region I (former B band Area 8) of the Terms of Authorization of the SMP regime in the states of Amapa, Amazonas, Maranhao, Para and Roraima.

                  On April 25, 2003, Telesp acquired 61.1% of all of the outstanding common shares of TCO from the previous controlling shareholders.

                  Financial Information. The Company's financial information is included in its Form 20-F for the year ended December 31, 2002, and other documents filed by the Company with the Commission. Such reports and other documents, including the financial statements and related notes contained therein, may be examined and copies may be obtained from the offices of the Commission in the manner set forth below.

                  Available Information. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information should be available for inspection at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection at the Commission's regional offices located at 233 Broadway, New York, New York 10279 and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may also be obtained by mail, upon payment of the Commission's customary fees, by writing to its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Website on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the Commission.

8. Certain Information Concerning Purchaser, Brasilcel, Portelcom, Telefonica Moviles, Telefonica, PT Moveis and Portugal Telecom.

                  General. Purchaser is incorporated under the laws of the Federative Republic of Brazil under the name Telesp Celular Participacoes S.A. Its principal executive offices are located at Rua Abilio Soares, 409, 04005-001 Sao Paulo, SP, Brazil. Its telephone number is (55) 11-3059-7530.

                  Purchaser is a holding company engaged, through subsidiaries, in cellular telecommunications businesses in Brazil. It controls Telesp Celular and Global Telecom. It also controls the Company, owing 61.1% of the Company's outstanding common shares. Below you will find a chart showing the major companies in Purchaser's ownership structure as of June 30, 2003 (percentages refer to total capital):

                                [OBJECT OMITTED]

(1) TCP holds 61.1% of the Common Shares, representing 20.4% of the total capital stock.


                  Portelcom is incorporated under the laws of the Federative Republic of Brazil under the name Portelcom Participacoes S.A., known as Portelcom. Its principal executive offices are located at Av. Brigadeiro Faria Lima, 2277, 15th Floor, Suite 1503, 01452-000 Sao Paulo, SP, Brazil. Its telephone number is (55) 11-3039-8016.

                  Brasilcel is incorporated under the laws of the Netherlands under the name Brasilcel, N.V., known as Brasilcel. Its corporate domicile is located at Strawiskylaan, 3105, 1077 ZX, Amsterdam, Netherlands.

                  Telefonica Moviles is incorporated under the laws of Spain under the name Telefonica Moviles, S.A., known as Telefonica Moviles. Its principal executive offices are located at C/ Goya, 24, 28001 Madrid, Spain. Its telephone number is (34) ###-##-####.

                  Telefonica is incorporated under the laws of Spain under the name Telefonica, S.A., known as Telefonica. Its principal executive offices are located at Gran Via, 28, 28013 Madrid, Spain. Its telephone number is (34) 91-584-0306.

                  PT Moveis is a limited liability holding company, organized as a Sociedade Gestora de Participacoes Sociais, under the laws of the Republic of Portugal under the name PT Moveis, SGPS, S.A., known as PT Moveis. Its principal executive offices are located at Avenida Alvaro Pais, Fontes, 02, 1649-041 Lisbon, Portugal. Its telephone number is (351) 21-790-1463.

                  Portugal Telecom is a limited liability holding company, organized as a Sociedade Gestora de Participacoes Sociais, under the laws of the Republic of Portugal under the name Portugal Telecom, SGPS, S.A., known as Portugal Telecom. Its principal executive offices are located at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal. Its telephone number is (351) 21-500-1701.

                  The name, business address and business telephone number for each of the directors and executive officers of Purchaser, Telefonica and Portugal Telecom and certain other information are set forth in Schedule I hereto. Except as described in this Offer to Purchase and in Schedule I hereto, none of Purchaser, Brasilcel, Portelcom, Telefonica Moviles, Telefonica, PT Moveis, Portugal Telecom or, to the best knowledge of such corporations, any of the persons listed on Schedule I to the Offer of Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or finding any violation of such laws.

9.       Financing of the Offer.

                  The total amount of funds required by Purchaser to consummate the Offer and to pay related fees and expenses, assuming tender by all eligible holders of Common Stock, is estimated to be approximately R$735.0 million. Purchaser will obtain all of such funds from its working capital. To comply with Brazilian legal requirements, 85% of the cash payment of the purchase price is being guaranteed by BES Investimento do Brasil S.A. - Banco de Investimento and the remaining 15% is being guaranteed by Banco Bradesco S.A.

10.      Background and Purpose of the Offer.

                  On Apri1 25, 2003, TCP acquired 61.1% of the voting capital stock of TCO for approximately R$1,505 million, corresponding to R$19.48719845 per each lot of 1,000 Common Shares acquired, from the previous controlling shareholders. As of September 23, 2003, 81.64% of that purchase price had been paid, and the remaining balance will be paid in installment payments. The table below sets forth the price per lot of 1,000 Common Shares and exchange rate adjustment or interest rate applicable to each installment. Pursuant to Article 254-A of Law No. 6,404/76 of Brazilian law, TCP is required to make an offer to purchase all of the remaining outstanding Common Shares for at least 80% of the purchase price paid to the previous controlling shareholders in the Apri1 25, 2003 acquisition. The Offer is being made in compliance with Article 254-A of Law No. 6,404/76. TCP is conducting a simultaneous tender offer for all Common Shares in Brazil.

                  Purchase Price. As of September 23, 2003, the purchase price offered for each lot of 1,000 Common Shares would be R$16.58. The purchase price payable will be equal to 80% of the price paid per Common Share to the previous controlling shareholders in the acquisition described above, as adjusted on the basis of the same factors affecting the purchase price payable to the previous controlling shareholders between September 23, 2003 and the auction of tendered Common Shares. Shareholders tendering Common Shares into the Offer will not be paid the purchase price in installments, but will instead be paid in full on the date that is three Brazilian business days from the auction date. Based on the foregoing, the purchase price for the Common Shares will be adjusted according to changes in the variable rates described in the following table that occur between September 23, 2003 and the date on which the Common Shares are purchased by Purchaser at auction by applying, (i) for the amounts corresponding to the installments already paid to the previous controlling shareholders, the Taxa Referencial (TR, as defined below), and, (ii) for the remaining balance, the rates applicable to Purchaser's remaining installment payments to the previous controlling shareholder:

-------------------------------------------------------------------------------
    Price Paid or        Offer Purchase          Adjustment Index
 Payable to Previous    Price per 1,000     (the several rates are as
 Control Shareholder     Common Shares             defined below)
  per 1,000 Common
       Shares
.................................................................................

 Paid as of September 23, 2003:

.................................................................................
     R$3.77               R$3.01            TR beginning  September 23, 2003
.................................................................................
     R$0.01               R$0.01            TR beginning  September 23, 2003
.................................................................................
     R$0.28               R$0.22            TR beginning  September 23, 2003
.................................................................................
     R$0.01               R$0.01            TR beginning  September 23, 2003
.................................................................................
     R$0.01               R$0.01            TR beginning  September 23, 2003
.................................................................................
     R$0.43               R$0.34            TR beginning  September 23, 2003
.................................................................................
     R$7.68               R$6.14            TR beginning  September 23, 2003
.................................................................................
     R$4.15               R$3.32            TR beginning  September 23, 2003
.................................................................................
     R$0.50               R$0.40            TR beginning  September 23, 2003
.................................................................................

 Amounts not yet paid as of September 23, 2003:

.................................................................................

     R$0.05               R$0.04            Exchange Variation, plus 2.625% p.a.
                                            over Libor and income tax
                                            applicable on interest payments (at
                                            a rate of 15%)
.................................................................................
     R$0.39               R$0.28            Interest at a variable rate equal to
                                            110% CDI
.................................................................................
     R$0.05               R$0.03            Exchange Variation, plus 2.625% p.a.
                                            over Libor and income tax applicable
                                            on interest payments (at a rate of
                                            15%)
.................................................................................
     R$1.03               R$0.75            Interest at a variable rate equal to
                                            109.2% CDI
.................................................................................
     R$0.42               R$0.30            Interest at a variable rate equal to
                                            108% CDI
.................................................................................
     R$1.15               R$0.83            Interest at a variable rate equal to
                                            CDI plus 2.0% p.a.
................................................................................
     R$0.61               R$0.44            Interest at a variable rate equal to
                                            CDI plus 1.0% p.a.
.................................................................................
     R$0.05               R$0.03            Exchange Variation, plus 2.625% p.a.
                                            over Libor and income tax applicable
                                            on interest payments (at a rate of
                                            15%)
.................................................................................
     R$0.15               R$0.11            Interest at a variable rate equal to
                                            CDI plus 1.0% p.a.
.................................................................................

   Total: R$20.72       R$16.58(1)

--------------------------------------------------------------------------------

         (1) Figures may not add due to rounding.

         The terms used but not defined in the preceding table under "Adjustment Index" have the meanings set forth below:

         a. "Exchange Variation" is the US$/R$ exchange rate as determined by the bank whose rates are being used as a reference for the relevant installment and based on the PTAX 800 Option 5 rate for the final rate. The amount of the installments that are pegged to the

                  Exchange Variation will be calculated on a non-compounded basis, based on a 360-day year.

         b. "Libor" is the 6-month LIBOR published by Reuters - Page Libor, as informed by the bank whose rates are being used as a reference for the relevant installment.

         c. "TR", or Taxa Referencial (252 days) is a Brazilian interest rate, calculated pro rata die, taking into account the first date (but excluding the last date of calculation).

         d. "CDI", or Certificado de Deposito Interbancario (252 days) is a Brazilian compounded interest rate.

                  All the portions of the price that became due to the original controlling shareholder before the auction will be adjusted after the date it became due by the TR until the auction.

                  Contingent Increase to Purchase Price. Purchaser will pay additional consideration to shareholders tendering Common Shares to the Offer in an amount equal to the positive difference between (a) the purchase price paid for the Common Shares, and (b) the price that would have been payable to such tendering shareholder in respect of the tendered Common Shares, if, at any time within one year of the auction date, (i) any fact triggering a requirement to launch a tender offer for the Common Shares under Instruction CVM 361/02 of the CVM occurs, or (ii) any corporate event (other than the merger of shares described in Section 11) occurs that would have entitled the tendering shareholder to appraisal rights in respect of the tendered Common Shares.

11. Purpose of the Offer; Plans for the Company After the Offer and the Merger.

                  Purpose of the Offer. The Offer is being made to comply with the requirements of Article 254-A of Law No. 6,404/76 of Brazilian law, which stipulates that TCP must make an offer to purchase all of the remaining outstanding shares of common shares of TCO for at least 80% of the purchase price paid to the previous controlling shareholders in the Apri1 25, 2003 acquisition.

                  Announced Merger of Shares. Purchaser has announced its intention to effect a merger of shares (incorporacao de acoes) after the consummation of the Offer. Upon consummation of the proposed merger of shares, TCO will become a wholly owned subsidiary of TCP, and each issued and then outstanding Common Share (other than any Common Shares held in the treasury of TCO, or owned by TCP and any Common Shares held by shareholders seeking appraisal for their Common Shares) shall be converted automatically into common shares of TCP based on an exchange ratio. TCP has announced an exchange ratio of
1.27 common shares of TCP for each Common Share. If the proposed exchange is completed, the ADS's representing TCO's preferred shares will be delisted from the New York Stock Exchange, and TCO will no longer be required to file reports under Section 15(d) of the Exchange Act.

                  Appraisal Rights. No appraisal rights for holders of the Common Shares are available in connection with the Offer.

                  Plans for the Company. It is expected that, initially following the consummation of the Offer, the business and operations of the Company will, except as set forth in this Offer to Purchase, be conducted by the Company substantially as they are currently conducted. It is expected that the business and operations of the Company would form an important part of Purchaser's future business plans.

12. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Common Shares.

                  Purchaser currently owns 77,256,410,396 Common Shares, representing approximately 61.1% of the outstanding Common Shares. Each of Portelcom, Brasilcel, Telefonica Moviles, Telefonica, PT Moveis and Portugal Telecom and the directors and executive officers of Purchaser, Telefonica and Portugal Telecom are deemed to be beneficial owners of Purchaser's 77,256,410,396 Common Shares pursuant to the Exchange Act. Other than as set forth in the preceding sentences, none of Purchaser, Brasilcel, Portelcom, Telefonica Moviles, Telefonica, PT Moveis or Portugal Telecom, or to Purchaser's knowledge, any of the directors or executive officers of Purchaser, Telefonica or Portugal Telecom, beneficially owns any Common Shares.

                  No transactions in the Common Shares have been effected during the past 60 days by (i) Purchaser, for its own account, or any of its majority owned subsidiaries, (ii) to Purchaser's knowledge, any of its executive officers or directors or any executive officer or director of any subsidiary of Purchaser, (iii) Telefonica, for its own account, or, to the knowledge of Purchaser, any of Telefonica's executive officers or directors, (iv) Portugal Telecom, for its own account, or to the knowledge of Purchaser, any of Portugal Telecom's officers or directors, (v) Brasilcel, for its own account, (vi) Portelcom, for its own account, (vii) Telefonica Moviles, for its own account, or (viii) PT Moveis, for its own account.

                  None of Purchaser, Brasilcel, Portelcom, Telefonica Moviles, Telefonica, PT Moveis or Portugal Telecom, or, to Purchaser's knowledge, any of the directors or executive officers of Purchaser, Telefonica or Portugal Telecom, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to any of the Company's securities (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

13.      Source and Amount of Funds.

                  The Offer is not conditioned upon Purchaser's receipt of financing. The total amount of funds required by Purchaser to purchase all of the Common Shares pursuant to the Offer and the concurrent offer outside the United States is estimated to be approximately R$735.0 million including legal, printing and other expenses of BES Investimento do Brasil S.A. - Banco de Investimento; BES Securities do Brasi1 S.A. Corretora de Cambio e Valores Mobiliarios; Banco Bradesco S.A.; Bradesco S.A. Corretora de Titulos e Valores Mobiliarios; Comissao de Valores Mobiliarios - CVM; BOVESPA and others. See
Section 16, "Fees and Expenses." Purchaser has sufficient funds available to purchase all of the Common Shares and pay these expenses.

14.      No Conditions to the Offer.

                  This is an unconditional offer to purchase Common Shares. All Common Shares validly tendered prior to the expiration of the Offer shall be purchased by Purchaser.

15.      Certain Legal Matters and Regulatory Approvals.

                  General. Purchaser is not aware of (i) any license or other regulatory permit that appears to be material to the business of the Company or any of its subsidiaries, taken as a whole, which might be adversely affected by the acquisition of Common Shares by Purchaser pursuant to the Offer or (ii) except as set forth below, of any approval or other action by any domestic (federal or state) or foreign governmental authority which would be required prior to the acquisition of Common Shares by Purchaser pursuant to the Offer. Should any such approval or other action be required, it is Purchaser's present intention to seek such approval or action. Purchaser does not currently intend, however, to delay the purchase of Common Shares tendered pursuant to the Offer pending the outcome of any such action or the receipt of any such approval. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions, that adverse consequences might not result to the business of the Company or Purchaser or that certain parts of the businesses of the Company or Purchaser might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken.

                  Antitrust. The acquisition of the control of the Company by the Purchaser has not yet been approved by Brazilian antitrust authorities. The purchase of the Common Shares pursuant to the Offer is not subject to the separate approval of Brazilian antitrust authorities.

                  Other Laws and Legal Matters. The Company conducts operations in the Federative Republic of Brazil. Purchaser and/or the Company will be required to file certain information or to receive the approval of the relevant Brazilian authorities. Such governmental authorities may also attempt to impose additional conditions on the Company's operations. Purchaser intends to take all necessary actions to comply with all applicable Brazilian laws.

16.      Fees and Expenses.

                  Except as set forth below, Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Common Shares pursuant to the Offer.

                  Purchaser has retained BES Investimento do Brasil S.A. - Banco de Investimento and Banco Bradesco S.A. as advisors in connection with the Offer. BES Investimento do Brasil S.A. - Banco de Investimento will be paid a fee of R$1.5 million, and Banco Bradesco S.A will be paid a fee equal to 0.03% of the total price paid by Purchaser in connection with the Offer.

                  Purchaser has retained BES Securities do Brasil S.A. Corretora de Cambio e Valores Mobiliarios and Bradesco S.A. Corretora de Titulos e Valores Mobiliarios as brokers in connection with the Offer. The brokers may contact holders of Common Shares by mail, telephone, telex, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. As compensation for acting as brokers in connection with the Offer, BES Securities do Brasil S.A. Corretora de Cambio e Valores Mobiliarios will be paid a fee of 0.04% of the total price paid in connection with the Offer and will also be reimbursed for certain out-of-pocket expenses and may be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the U.S. federal securities laws, and Bradesco S.A. Corretora de Titulos e Valores Mobiliarios will be paid a fee of 0.03% of the total price paid in connection with the Offer and will also be reimbursed for certain out-of-pocket expenses and may be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the U.S. federal securities laws.

                  Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary handling and mailing expenses incurred by them in forwarding material to their customers.

17.      Miscellaneous.

                  The Offer is being made solely by this Offer to Purchase and is being made to holders of Common Shares who are residents of the United States. A concurrent offer is being made in Brazil for holders of Common Shares that are not residents of the United States. Purchaser is not aware of any jurisdiction where the making of the Offer or the tender of Common Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Common Shares in connection therewith would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Common Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER OR THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                  Purchaser has filed with the Commission the Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 7 (except that they will not be available at the regional offices of the Commission).

                                            TELESP CELULAR PARTICIPACOES S.A.

Dated:  October 9, 2003

                                                                     SCHEDULE I

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
             OFFICERS OF TELEFONICA, PORTUGAL TELECOM AND PURCHASER


1.       Directors and Executive Officers of Telefonica.

                  The following table sets forth the name, current business address, and current business telephone number of each director and executive officer of Telefonica. The current business address of each person is Gran Via, 28, 28013 Madrid, Spain, and the current business telephone number of each person is (34) 91-584-0306. Each occupation set forth opposite an individual's name refers to employment with Telefonica.

Name                                                 Positions Held

 Cesar Alierta Izuel                              Chairman of the Board of
                                                  Directors and Chief Executive
                                                  Officer
 Isidro Faine Casas                               Director
 Jose Antonio Fernandez Rivero                    Director
 Jesus Maria Cadenato Matia                       Director
 Maximino Carpio Garcia                           Director
 Carlos Colomer Casellas                          Director
 Alfonso Ferrari Herrero                          Director
 Jose Fernando de Almansa Moreno-Barreda          Director
 Gonzalo Hinojosa Fernandez de Angulo             Director
 Miguel Horta e Costa                             Director
 Pablo Isla Alvarez de Tejera                     Director
 Luis Lada Diaz                                   Director, General Manager of
                                                  Corporate Strategy and
                                                  Regulation
 Jose Fonollosa Garcia                            Director
 Antonio Massanell Lavilla                        Director
 Enrique Used Aznar                               Director
 Mario Eduardo Vazquez                            Director
 Antonio Viana-Baptista                           Director
 Gregorio Villalabeitia Galarraga                 Director
 Antonio J. Alonso Ureba                          Director, General Counsel and
                                                  Secretary to the Board
 Calixto Rios Perez                               General Manager of Intemal
                                                  Auditing and Communication of
                                                  Telefonica S.A.
 Santiago Fernandez Valbuena                      Chief Financial Officer of
                                                  Telefonica S.A.
 Luis Abril Perez                                 Chief Executive Officer of
                                                  Telefonica de Contenidos
 Antonio Palacios Esteban                         General Manager of Resources
 Oscar Maraver Sanchez-Valdepenas                 General Manager of Human
                                                  Resources
 Francisco de Bergia Gonzalez                     General Manager, Assistant to
                                                  the Chairman of the Board
 Guillermo Fernandez Vidal                        Corporate General Manager,
                                                  Assistant to the Chief
                                                  Operating Officer
 Angel Vila Boix                                  General Manager of Corporate
                                                  Development
 Kim Faura Batlle                                 General Manager of Corporate
                                                  Marketing and Content
 Luis Furnells Abaunz                             Corporate General Manager of
                                                  Organization and Information
                                                  Systems

2.       Directors and Executive Officers of Portugal Telecom.

                  The following table sets forth the name, current business address, and current business telephone number of each director and executive officer of Portugal Telecom. The current business address of each person is Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal, and the current business telephone number is (351) 21-500-1701. Each occupation set forth opposite an individual's name refers to employment with Portugal Telecom.

Name                                           Positions Held

Ernani Rodrigues Lopes                            Chairman
Miguel Antonio Igrejas Horta e Costa              Director, Chief Executive
                                                  Officer
Zeinal Abedin Mahomed Bava                        Director, Chief Financial
                                                  Officer
Carlos Manuel de Lucena e Vasconcellos Cruz       Director
Iriarte Jose Araujo Esteves                       Director
Paulo Jorge da Costa Goncalves Fernandes          Director
Joaquim Anibal Freixial de Goes                   Director
Henrique Manuel Fusco Granadeiro                  Director
Carlos Alberto de Oliveira Cruz                   Director
Jorge Humberto Correia Tome                       Director
Fernando Maria Costa Duarte Ulrich                Director
Fernando Abril-Martorell                          Director
Antonio Pedro de Cavalho Viana Baptista           Director
Israel Vainboim                                   Director
Luis Augusto da Silva                             Director
Patrick Monteiro de Barros                        Director
Jorge Maria Bleck                                 Director
Carlos Manuel de Almeida Blanco de Morais         Director
Joao Manuel de Mello Franco                       Director
Gerald S. McGowan                                 Director
Peter Eugene Golob                                Director
Nuno Joao Francisco Soares de Oliveira Silverio   Director
Marques
Thomaz de Mello Paes de Vasconcellos              Director
Luis Manuel da Costa de Sousa de Macedo           Secretary-General, Company
                                                  Secretary
Manuel Francisco Rosa da Silva                    General Manager of the
                                                  Corporate Planning and
                                                  Control Department
Francisco Jose Meira Silva Nunes                  General Manager of the
                                                  Corporate Reporting and
                                                  Accounting Department
Antonio Manuel Robalo de Almeida                  General Manager of the
                                                  Corporate Competition and
                                                  Regulatory Department
Manuel Filipe Preto Garcia                        General Manager of the
                                                  Corporate Technological
                                                  Strategic Department
Carlos Manuel Mendes Fidalgo Moreira da Cruz      General Manager of the
                                                  Corporate Financing and
                                                  Treasury Department
Vitor Jose Gama Sequeira                          General Manager of the
                                                  Corporate Investor Relations

3.       Directors and Executive Officers of Purchaser.

                  The following table sets forth the name, current business address and current business telephone number of each director and executive officer of Purchaser. The current business address of each person is Rua Abilio Soares, 409, 04005-001 Sao Paulo, SP, Brazil, and the current business telephone number is (55) 11-3059-7530. Each occupation set forth opposite an individual's name, refers to employment with Purchaser.

Name                                           Positions Held

Felix Pablo Ivorra Cano                           Director
Iriarte Jose Araujo Esteves                       Director
Fernando Xavier Ferreira                          Director
Antonio Viana Baptista                            Director
Ernesto Lopez Mozo                                Director
Ignacio Aller Mallo                               Director
Zeinal Abedin M. Bava                             Director
Carlos Manuel L. Vasconcellos Cruz                Director
Eduardo Perestrelo Correia de Matos               Director
Pedro Manuel Brandao Rodrigues                    Director
Antonio Goncalves de Oliveira                     Director
Francisco Jose Azevedo Padinha                    Chief Executive Officer
Fernando Abella Garcia                            Executive Vice President for
                                                  Finance, Planning and
                                                  Control and Investors
                                                  Relations Officer
Paulo Cesar Pereira Teixeira                      Executive Vice President for
                                                  Operations
Luis Filipe Saraiva Castel-Branco de Avelar       Executive Vice President for
                                                  Marketing and Innovation
Guilherme Silverio Portela Santos                 Vice President for Clients
Javier Rodriguez Garcia                           Vice President for IT and
                                                  Product and Service
                                                  Engineering and Technology and
                                                  Networks
Jose Carlos de la Rosa Guardiola                  Vice President for Regulatory
                                                  Matters and Institutional
                                                  Relations

                  Additional copies of this Offer to Purchase, the acquisition agreement and the shareholder registry of TCO (this last document will be available only after identification as a shareholder and execution of a statement thereof of the interested party) are available from the persons listed below.

                  TELESP CELULAR PARTICIPACOES S.A.
                  Av. Roque Petroni Jr., 1464, Sao Paulo, SP
                  Attention:   Fernando Abella Garcia or Fabiola Michalski
                  Telephone: (55) 11 5105-1352